THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+ #	Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

September 23, 2009

VIA EDGAR CORRESPONDENCE
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549
Attn:	Dave Walz
Staff Accountant
Office of Beverages,
Apparel and Healthcare Services

Re:	Grace 2, Inc.
Item 4.01 Form 8-K
Filed September 22, 2009
File No. 0-52062

Dear Mr. Walz:

Below please find our responses to the Staff’s comment letter, dated September 22, 2009 (the “Comment Letter”), addressed to our client, Mr. Douglas A. Dyer, the President and Director of Grace 2, Inc., regarding the above-captioned matter.  Our responses are keyed to the enumerated comments in the Comment Letter.

Please be advised that the Company is filing Form 8-K/A Amendment No. 1 simultaneously with this letter on EDGAR.

Also, per your request, the Company’s acknowledgement follows the responses.

Please do not hesitate to contact me at (732) 610-2435 with any questions regarding this matter. Thank you for your assistance.

Regards,

/s/ Philip Magri

Item 4.01 Form 8-K

1.
Item 304(a)(1)(ii) of Regulation S-K requires you to disclose whether the former accountant’s report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and, if so, to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  This includes disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report.  Please revise your disclosures accordingly.

Response:

We have added the following paragraph to the Form 8-K/A:

In Conner & Associates PC’s 2008 and 2009 audit reports for the Company’s financial statements for the fiscal years ended May 31, 2008 and 2009, respectively, Conner & Associates PC expressed its doubt as to the Company’s ability to continue as a going concern.  In the 2008 and 2009 audit reports, which were included in the Company’s 10-K’s for the fiscal years ended May 31, 2008 and 2009, respectively, Conner & Associates, PC stated that such doubt was based on the fact that the Company is in the development stage and has not commenced operations; and that its ability to continue as a going concern is dependent on the Company’s ability to develop additional sources of capital, locate and complete a merger with another company and ultimately achieve profitable operations.  Other than the foregoing qualification, Conner & Associates, PC’s 2008 and 2009 audit reports did not contain an adverse opinion or a disclaimer of opinion, nor was qualified or modified as to uncertainty, audit scope, or accounting principles.

2.	Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A.

Response:

We have included an updated letter from the Company’s former auditor addressing the Company’s revised disclosure as an exhibit to the Company’s Form 8-K/A.

ACKNOWLEDGEMENT

In connection with the Form 8-K/A Amendment No. 1 filed by Grace 2, Inc. (the “Company”) on September 23, 2009, I, Douglas A. Dyer, the President of the Company, hereby acknowledge on behalf of the Company:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITHESS WHEREOF, the undersigned has executed this Acknowledgement this 23rd day of September 2009.

GRACE 2, INC.

/s/ Douglas A. Dyer
Douglas A. Dyer
President